UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

This Form 6-K is incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-213649).

Third Quarter 2025 Financial Results

Except as otherwise required by the context, references to “Materialise,” “Company,” “we,” “us” and “our” are to Materialise NV and its subsidiaries.

Third Quarter 2025 Results

Total revenue for the third quarter of 2025 decreased 3.5% to 66,259 kEUR from 68,652 kEUR for the third quarter of 2024.

Revenue from our Materialise Medical segment increased 10.3% to 33,296 kEUR for the third quarter of 2025 compared to 30,197 kEUR for the same period in 2024.

Revenue from our Materialise Software segment decreased 7.4% to 10,286 kEUR for the third quarter of 2025 compared to 11,111 kEUR for the same quarter last year.

Revenue from our Materialise Manufacturing segment decreased 17.1% to 22,677 kEUR for the third quarter of 2025 compared to 27,344 kEUR for the third quarter of 2024.

Gross profit was 37,651 kEUR for the third quarter of 2025 compared to 39,297 kEUR for the same period last year, while gross profit as a percentage of revenue was 56.8% compared to 57.2% for the third quarter of 2024.

While Research and development (“R&D”) expenses increased by 4.2%, mainly reflecting higher investments in our Materialise Medical segment, overall operational expenses, also including sales and marketing (“S&M”) and general and administrative (“G&A”) expenses, increased in aggregate only slightly by 0.5% to 36,019 kEUR for the third quarter of 2025 compared to the third quarter of 2024.

Net other operating income amounted to 890 kEUR compared to 872 kEUR for the third quarter of 2024.

The operating result amounted to 2,522 kEUR compared to 4,313 kEUR for the third quarter of 2024.

Net financial result was (121) kEUR compared to (1,137) kEUR for the third quarter of 2024.

The third quarter of 2025 contained income tax results of (553) kEUR compared to (138) kEUR in the third quarter of 2024.

As a result of the above, net profit for the third quarter of 2025 was 1,848 kEUR compared to 3,038 kEUR for the same period in 2024. Total comprehensive income for the third quarter of 2025, which includes exchange differences on translation of foreign operations, was 1,885 kEUR compared to 3,777 kEUR for the corresponding 2024 period.

At September 30, 2025, we reported 132,022 kEUR cash and cash equivalents on our balance sheet compared to 102,304 kEUR at December 31, 2024. Gross debt amounted to 64,278 kEUR compared to 41,284 kEUR at December 31, 2024. As a result, our net cash position (cash and cash equivalents less gross debt) was 67,744 kEUR, an increase of 6,724 KEUR compared to December 31, 2024.

Cash flow from operating activities for the third quarter of the year 2025 was 10,359 kEUR, compared to 6,870 kEUR for the same period in 2024. Total capital expenditures for the third quarter of 2025 amounted to 5,288 kEUR.

Net shareholders’ equity at September 30, 2025 increased to 251,448 kEUR compared to 248,578 kEUR at December 31, 2024.

Adjusted EBIT was 2,918 kEUR for the third quarter of 2025 compared to 4,408 kEUR for the 2024 period. The Adjusted EBIT margin (Adjusted EBIT divided by total revenue) for the third quarter of 2025 was 4.4%, compared to 6.4% for the third quarter of 2024. Adjusted EBITDA amounted to 8,428 kEUR for the third quarter of 2025 compared to 9,895 kEUR for the 2024 period.

Adjusted EBITDA from our Materialise Medical segment amounted to 10,199 kEUR for the third quarter of 2025 compared to 9,895 kEUR, while the segment Adjusted EBITDA margin (segment Adjusted EBITDA divided by segment revenue) was 30.6% compared to 32.8% for the third quarter of 2024.

Adjusted EBITDA from our Materialise Software segment amounted to 1,801 kEUR compared to 1,975 kEUR, while the segment Adjusted EBITDA margin was 17.5% compared to 17.8% for the corresponding prior-year period.

Adjusted EBITDA from our Materialise Manufacturing segment amounted to (845) kEUR compared to 701 kEUR for last year’s same period, while the segment Adjusted EBITDA margin was (3.7)% compared to 2.6% for the third quarter of 2024.

Non-IFRS Measures

Materialise uses EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA as supplemental financial measures of its financial performance. EBIT is calculated as net profit plus income taxes, financial expenses (less financial income) and shares of profit or loss in a joint venture. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBIT and Adjusted EBITDA are determined by adding to EBIT and EBITDA, respectively (i) share-based compensation expenses, (ii) acquisition or divestiture-related expenses of business combinations, (iii) impairments and revaluation of fair value due to business combinations and (iv) costs incurred in relation to corporate initiatives, restructurings or reorganizations that are of a non-recurring nature. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of financing decisions and, in the case of EBITDA and Adjusted EBITDA, long term investment, rather than the performance of the company’s day-to-day operations. The company also uses segment Adjusted EBITDA to evaluate the performance of its three business segments. As compared to net profit, these measures are limited in that they do not reflect the cash requirements necessary to service interest or principal payments on the company’s indebtedness and, in the case of EBITDA and Adjusted EBITDA, these measures are further limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the changes associated with impairments. Management evaluates such items through other financial measures such as financial expenses, capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.1741, the reference rate of the European Central Bank on September 30, 2025.

About Materialise

Materialise NV incorporates more than three decades of 3D printing experience into a range of software solutions and 3D printing services that empower sustainable 3D printing applications. Our open, secure, and innovative end-to-end solutions enable flexible industrial manufacturing and mass personalization in various industries — including healthcare, automotive, aerospace, eyewear, art and design, wearables, and consumer goods. Headquartered in Belgium and with branches worldwide, Materialise NV combines the largest group of software developers in the industry with one of the world's largest and most complete 3D printing facilities.

Consolidated income statements (Unaudited)

	for the three months ended September 30,			for the nine months ended September 30,
In '000	2025	2025	2024	2025	2024
	U.S.$	€	€	€	€
Revenue	77,795	66,259	68,652	197,469	201,085
Cost of Sales	(33,589)	(28,608)	(29,355)	(85,298)	(86,625)
Gross Profit	44,206	37,651	39,297	112,171	114,461
Gross profit as % of revenue	56.8%	56.8%	57.2%	56.8%	56.9%

Research and development expenses	(13,431)	(11,439)	(10,979)	(33,973)	(32,301)
Sales and marketing expenses	(17,432)	(14,847)	(14,896)	(45,386)	(45,130)
General and administrative expenses	(11,427)	(9,733)	(9,981)	(29,506)	(29,195)
Net other operating income (expenses)	1,045	890	872	2,519	2,866
Operating (loss) profit	2,961	2,522	4,313	5,825	10,700

Financial expenses	(683)	(582)	(1,843)	(7,393)	(4,082)
Financial income	541	460	706	3,345	5,489
(Loss) profit before taxes	2,819	2,401	3,176	1,777	12,106

Income Taxes	(649)	(553)	(138)	(266)	(1,607)
Net (loss) profit for the period	2,170	1,848	3,038	1,510	10,500
Net (loss) profit attributable to:
The owners of the parent	2,169	1,848	3,045	1,512	10,520
Non-controlling interest	-	-	(7)	(2)	(20)

Earning per share attributable to owners of the parent
Basic	0.04	0.03	0.05	0.03	0.18
Diluted	0.04	0.03	0.05	0.03	0.18

Weighted average basic shares outstanding	59,067	59,067	59,067	59,067	59,067
Weighted average diluted shares outstanding	59,067	59,067	59,067	59,071	59,067

Consolidated statements of comprehensive income (Unaudited)

	for the three months ended September 30,			for the nine months ended September 30,
In 000€	2025	2025	2024	2025	2024
	U.S.$	€	€	€	€
Net profit (loss) for the period	2,170	1,848	3,038	1,510	10,500
Other comprehensive income
Recycling
Exchange difference on translation of foreign operations	44	38	739	1,167	(317)
Other comprehensive income (loss), net of taxes	44	38	739	1,167	(317)
Total comprehensive income (loss) for the year, net of taxes	2,213	1,885	3,777	2,677	10,183
Total comprehensive income (loss) attributable to:
The owners of the parent	2,214	1,886	3,785	2,670	10,204
Non-controlling interests	(0)	(0)	(7)	7	(22)

Consolidated statement of financial position (Unaudited)

	As of September 30,	As of December 31,
In 000€	2025	2024
Assets
Non-current assets
Goodwill	43,148	43,391
Intangible assets	26,651	29,973
Property, plant & equipment	111,831	111,331
Right-of-Use assets	6,073	7,719
Deferred tax assets	3,423	3,523
Investments in convertible loans	4,179	3,994
Other non-current assets	5,663	5,893
Total non-current assets	200,968	205,823
Current assets
Inventories	15,678	16,992
Trade receivables	44,894	53,052
Other current assets	17,569	18,166
Cash and cash equivalents	132,022	102,304
Assets held for sale	4,383	-
Total current assets	214,545	190,513
Total assets	415,513	396,336

	As of September 30,	As of December 31,
In 000€	2025	2024
Equity and liabilities
Equity
Share capital	4,487	4,487
Share premium	233,895	233,895
Retained earnings and other reserves	13,066	10,196
Equity attributable to the owners of the parent	251,448	248,578
Non-controlling interest	(79)	(86)
Total equity	251,369	248,492
Non-current liabilities
Loans & borrowings	50,029	23,175
Lease liabilities	3,522	5,112
Deferred tax liabilities	2,826	3,202
Deferred income	16,749	13,268
Other non-current liabilities	421	910
Total non-current liabilities	73,547	45,666
Current liabilities
Loans & borrowings	7,909	10,383
Lease liabilities	2,818	2,614
Trade payables	18,858	23,348
Tax payables	388	1,432
Deferred income	41,592	45,998
Other current liabilities	18,195	18,403
Liabilities held for sale	838	-
Total current liabilities	90,598	102,178
Total equity and liabilities	415,513	396,336

Consolidated statement of cash flows (Unaudited)

	for the nine months ended September 30,
In 000€	2025	2024
Operating activities
Net (loss) profit for the period	1,510	10,500
Non-cash and operational adjustments	20,198	16,964
Depreciation of property plant & equipment	11,317	11,370
Amortization of intangible assets	4,834	4,838
Share-based payment expense	191	213
Loss (gain) on disposal of intangible assets and property, plant & equipment	(24)	(114)
Government grants	(209)	-
Movement in provisions	(273)	311
Movement reserve for bad debt and slow moving inventory	194	202
Financial income	(3,339)	(5,492)
Financial expense	7,385	4,066
Impact of foreign currencies	(137)	(15)
(Deferred) income taxes	260	1,584
Working capital adjustments	(2,282)	(3,860)
Decrease (increase) in trade receivables and other receivables	6,197	1,666
Decrease (increase) in inventories and contracts in progress	(1,604)	(672)
Increase (decrease) in deferred revenue	(2,661)	(4,284)
Increase (decrease) in trade payables and other payables	(4,214)	(569)
Income tax paid	(1,358)	(1,626)
Interest received	1,977	3,262
Net cash flow from operating activities	20,045	25,239

	for the nine months ended September 30,
In 000€	2025	2024
Investing activities
Purchase of property, plant & equipment	(10,372)	(17,305)
Purchase of intangible assets	(1,477)	(1,312)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	231	232
Acquisition of subsidiary (net of cash)	-	(2,670)
Capital government grants received	2,678	-
Net cash flow used in investing activities	(8,940)	(21,055)
Financing activities
Proceeds from loans & borrowings	35,000	-
Repayment of loans & borrowings	(10,461)	(11,470)
Repayment of leases	(2,257)	(2,314)
Capital increase	-	-
Interest paid	(1,209)	(1,052)
Other financial income (expense)	(1,515)	(240)
Net cash flow from (used in) financing activities	19,558	(15,077)
Net increase/(decrease) of cash & cash equivalents	30,663	(10,892)
Cash & Cash equivalents at the beginning of the year	102,304	127,573
Exchange rate differences on cash & cash equivalents	(915)	(517)
Cash & cash equivalents at end of the period	132,052	116,163

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	for the three months ended September 30,		for the nine months ended September 30,
In 000€	2025	2024	2025	2024
Net profit (loss) for the period	1,848	3,038	1,510	10,500
Income taxes	553	138	266	1,607
Financial expenses	582	1,843	7,393	4,082
Financial income	(460)	(706)	(3,345)	(5,489)
Depreciation and amortization	5,509	5,487	16,240	16,241
EBITDA	8,031	9,800	22,065	26,941
Share-based compensation expense (1)	74	71	191	213
Restructuring and corporate initiatives (2)	322	-	605	-
Acquisition-related expenses of business combinations (3)	-	24	-	24
Adjusted EBITDA	8,428	9,895	22,862	27,178

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

(2) Non-recurring costs related to corporate initiatives, restructurings or reorganizations

(3)  Acquisition-related expenses of business combinations represent expenses incurred in connection with the acquisition of Feops.

Reconciliation of Net Profit (Loss) to EBIT and Adjusted EBIT (Unaudited)

	for the three months ended September 30,		for the nine months ended September 30,
In 000€	2025	2024	2025	2024
Net profit (loss) for the period	1,848	3,038	1,510	10,500
Income taxes	553	138	266	1,607
Financial expenses	582	1,843	7,393	4,082
Financial income	(460)	(706)	(3,345)	(5,489)
EBIT	2,522	4,313	5,825	10,700
Share-based compensation expense (1)	74	71	191	213
Restructuring and corporate initiatives (2)	322	-	605	-
Acquisition-related expenses of business combinations (3)	-	24	-	24
Adjusted EBIT	2,918	4,408	6,621	10,937

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

(2) Non-recurring costs related to corporate initiatives, restructurings or reorganizations

(3)  Acquisition-related expenses of business combinations represent expenses incurred in connection with the acquisition of Feops.

Segment P&L (Unaudited)

In 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the three months ended September 30, 2025
Revenues	33,296	10,286	22,677	66,259	0	66,259
Segment (adj) EBITDA	10,199	1,801	(845)	11,155	(2,728)	8,428
Segment (adj) EBITDA %	30.6%	17.5%	-3.7%	16.8%		12.7%
For the three months ended September 30, 2024
Revenues	30,197	11,111	27,344	68,652	(0)	68,652
Segment (adj) EBITDA	9,895	1,975	701	12,572	(2,677)	9,895
Segment (adj) EBITDA %	32.8%	17.8%	2.6%	18.3%		14.4%

In 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the nine months ended September 30, 2025
Revenues	97,224	29,933	70,313	197,469	0	197,469
Segment (adj) EBITDA	29,974	3,772	(2,031)	31,716	(8,854)	22,862
Segment (adj) EBITDA %	30.8%	12.6%	-2.9%	16.1%		11.6%
For the nine months ended September 30, 2024
Revenues	84,522	32,775	83,789	201,085	0	201,085
Segment (adj) EBITDA	26,015	4,439	4,648	35,103	(7,925)	27,178
Segment (adj) EBITDA %	30.8%	13.5%	5.5%	17.5%		13.5%

(1)  Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition or divestiture-related expenses of business combinations, impairments and revaluation of fair value of business combinations and non-recurring costs related to corporate initiatives, restructurings and reorganizations that are included in Adjusted EBITDA and that are not allocated to the reporting segments .

Reconciliation of Net Profit (Loss) to Segment adjusted EBITDA (Unaudited)

	for the three months ended September 30,		for the nine months ended September 30,
In 000€	2025	2024	2025	2024
Net profit (loss) for the period	1,848	3,038	1,510	10,500
Income taxes	553	138	266	1,607
Financial cost	582	1,843	7,393	4,082
Financial income	(460)	(706)	(3,345)	(5,489)
Operating (loss) profit	2,522	4,313	5,825	10,700
Depreciation and amortization	5,509	5,487	16,240	16,241
Corporate research and development	826	912	2,926	2,675
Corporate headquarter costs	2,761	2,454	8,512	7,537
Other operating income (expense)	(685)	(618)	(2,187)	(2,073)
Segment restructuring and reorganization	222	-	400	-
Acquisition-related expenses of business combinations (1)	-	24	-	24
Segment adjusted EBITDA	11,155	12,572	31,716	35,103

(1) Acquisition-related expenses of business combinations represent expenses incurred in connection with the acquisition of Feops.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Brigitte de Vet-Veithen
Name:	Brigitte de Vet-Veithen

De Vet Management BV
Title:	Chief Executive Officer

Date: October 28, 2025